Exhibit 99.1
May 6, 2015

Wix.com Reports First Quarter 2015 Results

-- First quarter collections increased to $55.9 million, a 49% increase year-over-year and a 59%
 increase on a constant currency basis --

-- First quarter revenues increased to $44.5 million, a 54% increase year-over-year --

-- Added a record 138,000 net premium subscriptions for a total of over 1.37 million --

-- On track to deliver positive adjusted EBITDA in the second quarter and increasing outlook for the full year 2015 --
--

TEL AVIV, Israel, May 6, 2015 -- Wix.com Ltd. (Nasdaq: WIX), a leading global web development platform, today reported financial results for the first quarter ended March 31, 2015.  Reported collections and revenue exceeded the original outlook from February and were consistent with the Company’s updated outlook provided in March. Adjusted EBITDA exceeded guidance provided in both February and March.  The Company is also increasing its adjusted EBITDA outlook for the full year for the second time since February.

“Strong growth in premium subscriptions and collections in the first quarter illustrates the rapid adoption of our platform, which provides a comprehensive online presence for small businesses and organizations around the globe,” said Avishai Abrahami, CEO and Co-founder of Wix.

“During the first quarter, we generated improved traffic and engagement with our platform, driven by the success of new product introductions and enhancements.  We also benefited from increased exposure of our brand, growth in international markets and ongoing efficiency of our marketing efforts.  Our simple, customizable and fully integrated product offering positions Wix as the go-to provider around the globe to build and operate businesses and organizations online,” Mr. Abrahami continued.

Lior Shemesh, CFO of Wix, commented, “As we continue to grow our collections, we are realizing operating leverage in our model.  As a result, we now expect profitability on an adjusted EBITDA basis in the second quarter of 2015, and we are increasing our outlook for the full year 2015 for the second time since February.”

First Quarter 2015 Results and Highlights

•	Collections increased 49% to $55.9 million compared to $37.5 million for the first quarter of 2014.
o	Excluding the impact of year-over-year changes in foreign exchange rates, collections would have been $59.6 million, an increase of 59% versus the prior year
o	Excluding the impact of quarter-over-quarter changes in foreign exchange rates, collections would have been $57.7 million, an increase of 17% versus the 2014 fourth quarter
•	Revenues increased 54% to $44.5 million compared to $28.8 million for the first quarter of 2014
•	GAAP net loss was $(16.0) million, or $(0.41) per share, compared to a net loss of $(14.9) million, or $(0.40) per share, for the first quarter of 2014
•	Non-GAAP net loss was $(11.7) million, or $(0.30) per share, compared to a non-GAAP net loss of $(11.3) million, or $(0.30) per share, for the first quarter of 2014
•	Adjusted EBITDA was ($0.5) million compared to ($2.9) million for the first quarter of 2014
•	Record registered user growth: added over 4.6 million registered users in the first quarter to reach over 62.5 million as of March 31, 2015, a 35% increase compared to the prior year
•	Record premium subscriptions additions: added over 138,000 net premium subscriptions in the period to reach 1.37 million as of March 31, 2015, a 51% increase over the prior year
•
Introduced WixMusic: Wix announced the launch of WixMusic, adding to its portfolio of vertically tailored products that address the specialized online needs of businesses in specific industries.  WixMusic enables musicians to integrate into their Wix website an advanced music player, easy to use digital asset management system and analytics tools.  WixMusic also allows musicians to sell music through their website commission-free.  WixMusic is optimized for mobile devices and is fully integrated with other Wix products such as Wix ShoutOut, Smart Actions and a user’s contacts database.

•	Continued mobile growth: Over 7.8 million mobile sites have been created on the Wix platform to date, making Wix among the largest mobile site development platforms globally.
•
Significant platform engagement: To date, users have saved over 100 million contacts onto the Wix platform.  With these contacts, users are able to track activity data performed through apps connected to the WixHive, manage customer relationships and communicate using WixShoutOut.  This growing engagement illustrates how Wix is being used to not only create a business online but also manage and grow that business online.

Financial Outlook

For the second quarter of 2015, the Company is introducing the following outlook:

	Outlook	Y/Y growth
Collections	$57 - $58 million	43% - 45%
Revenue	$48 - $49 million	41% - 44%
Adjusted EBITDA	$1 - $2 million	NM

For the full year, the Company is reiterating its increased outlook for collections and revenue provided in March and increasing its outlook for adjusted EBITDA:

Prior Outlook
	(February 2015)	Current Outlook	Y/Y growth
Collections	$235 - $242 million	$240 - $246 million	40% - 44%
Revenue	$198 - $202 million	$200 - $204 million	41% - 44%
Adjusted EBITDA	$2 - $5 million	$7 - $9 million	NM

Conference Call and Webcast Information

Wix.com’s first quarter 2015 teleconference and webcast will be held at 8:30 a.m. ET on Wednesday, May 6, 2015.  To participate on the live call, analysts and investors should dial (855) 420-0618 (US/Canada) or (484) 365-2934 (International) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through May 13, 2015 at 11:59 pm ET by dialing (855) 859-2056 (US/Canada) or (404) 537-3406 (International) and providing Conference ID: 28650216. Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at http://investors.wix.com/.

Upcoming Events

Wix management will present at the Jefferies 2015 Technology, Media & Telecom Conference in Miami on May 13, 2015 and at the 2015 J.P. Morgan Global Technology, Media and Telecom Conference in Boston on May 18, 2015.  Wix will provide links to the webcast of both events on the “Investor Relations” section of the Company’s website at http://investors.wix.com/.

About Wix.com Ltd.

Wix.com is a leading cloud-based web development platform with over 64 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: Collections, adjusted EBITDA, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Adjusted EBITDA is defined as net loss before interest, bank charges and other financial expenses (income), net unrealized losses (gains) on hedging transactions, other expenses, taxes on income, depreciation amortization, and other unusual or non-recurring expenses, share-based compensation expense and including the effect of the changes in deferred revenue and prepaid domain registration costs. Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that it provides useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the company's control and/or cannot be reasonably predicted, the company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2015. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Joe Pollaro
Wix.com
ir@wix.com
+1 415.449.4718

Jonathan Schaffer
The Blueshirt Group
ir@wix.com
+1 212.871.3953

Media Relations:
Eric Mason
Wix.com
ericmason@wix.com
+1 650.533.0836

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	March 31,
	2014	2015
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$40,200	$49,371
Short term deposits	45,811	35,439
Restricted deposit	5,909	5,893
Trade receivables	1,050	3,125
Prepaid expenses and other current assets	10,155	12,283
Total current assets	103,125	106,111
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	7,205	8,540
Prepaid expenses and other long-term assets	1,882	1,852
Intangible assets and goodwill, net	6,210	6,055
Total long-term assets	15,297	16,447

Total assets	$118,422	$122,558

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$4,611	$10,913
Employees and payroll accruals	13,645	10,348
Deferred revenues	64,058	74,605
Accrued expenses and other current liabilities	14,186	13,655
Total current liabilities	96,500	109,521

Long term deferred revenues	2,540	3,338
Long term deferred tax liability	732	705
Total long-term liabilities	3,272	4,043

Total liabilities	99,772	113,564

Shareholders' Equity
Ordinary shares	63	64
Additional paid-in capital	166,615	172,580
Other comprehensive loss	(2,950)	(2,546)
Accumulated deficit	(145,078)	(161,104)
Total shareholders' equity	18,650	8,994

Total liabilities and shareholders' equity	$118,422	$122,558

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)
Revenue	$28,847	$44,524
Cost of revenue	5,240	7,811
Gross Profit	23,607	36,713

Operating expenses:
Research and development	11,966	17,448
Selling and marketing	22,178	32,006
General and administrative	3,960	4,587
Total operating expenses	38,104	54,041
Operating loss	(14,497)	(17,328)
Financial income (expenses), net	84	1,857
Other income (expenses)	(3)	1
Loss before taxes on income	(14,416)	(15,470)
Taxes on income	501	556
Net loss	$(14,917)	$(16,026)

Basic and diluted net loss per share	$(0.40)	$(0.41)
Basic and diluted weighted-average shares used to compute net loss per share	37,508,624	38,634,897

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$178	$295
Research and development	1,255	1,959
Selling and marketing	534	599
General and administrative	978	1,195
Total share based compensation expenses	2,945	4,048
(2) Amortization	-	155
(3) Withdrawn secondary offering expenses	365	-
(4) Acquisition related expenses	65	-
(5) Taxes on income	226	112
Total adjustments of GAAP to Non GAAP	$3,601	$4,315

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)
Net Loss	$(14,917)	$(16,026)
Adjustments:
Interest, bank charges & other financial expenses (income), net	(118)	332
Unrealized gains on hedging transactions	(122)	(1,063)
Other expenses	3	(1)
Taxes on income	501	556
Depreciation	472	925
Amortization	-	155
Withdrawn secondary offering expenses	365	-
Acquisition related expenses	65	-
Share based compensation expenses	2,945	4,048
Change in deferred revenue	8,668	11,345
Change in prepaid domain registration costs	(748)	(764)
Total adjustments	$12,031	$15,533

Adjusted EBITDA	$(2,886)	$(493)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands)

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)
Net Loss	$(14,917)	$(16,026)
Share based compensation expense and other Non GAAP adjustments	3,601	4,315
Non-GAAP net loss	$(11,316)	$(11,711)

Basic and diluted Non GAAP net loss per share	$(0.30)	$(0.30)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	37,508,624	38,634,897

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)
Revenues	$28,847	$44,524
Collections	$37,515	$55,869
Adjusted EBITDA	$(2,886)	$(493)
Number of registered users at period end	46,215	62,514
Number of premium subscriptions at period end	908	1,371

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)
Revenues	$28,847	$44,524
Change in deferred revenues	8,668	11,345
Collections	$37,515	$55,869

Wix.com Ltd.
RECONCILIATION OF COLLECTIONS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)
Collections	$37,515	$55,869
F/X impact on Q1/15 using Q1/14 rates	-	3,739
Collections excluding FX impact	$37,515	$59,608

Y/Y%		59%

	Three Months Ended
	December 31,	March 31,
	2014	2015
	(unaudited)
Collections	$49,279	$55,869
F/X impact on Q1/15 using Q4/14 rates	-	1,829
Collections excluding FX impact	$49,279	$57,698

Q/Q%		17%

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)
Net cash provided by (used in) operating activities	$1,097	$(581)
Capital expenditures, net	(1,468)	(2,081)
Free Cash Flow	$(371)	$(2,662)

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	June 30, 2015		December 31,2015
	Low	High	Low	High

Projected revenues	$48,000	$49,000	$200,000	$204,000
Projected change in deferred revenues	9,000	9,000	40,000	42,000
Projected collections	$57,000	$58,000	$240,000	$246,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(14,917)	$(16,026)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	472	925
Amortization	-	155
Share based compensation expenses	2,945	4,048
Tax benefit related to exercise of share options	226	138
Decrease in accrued interest and exchange rate on short term and long term deposits	-	328
Deferred income taxes, net	9	(28)
Decrease (increase) in trade receivables	615	(2,100)
Increase in prepaid expenses and other current and long-term assets	(846)	(2,032)
Increase in trade payables	803	6,123
Increase (decrease) in employees and payroll accruals	1,316	(3,299)
Increase in short term and long term deferred revenues	8,506	11,694
Increase (decrease) in accrued expenses and other current liabilities	1,965	(507)
Other, net	3	-
Net cash provided by (used in) operating activities	1,097	(581)
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	602	11,906
Investment in short-term deposits and restricted deposits	(18,846)	(1,686)
Purchase of property and equipment	(1,468)	(2,081)
Payment for Businesses acquired	(1,230)	-
Net cash used in investing activities	(20,942)	8,139
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	31	1,780
Proceeds from issuance of Ordinary shares in IPO, net	(130)	-
Net cash provided by financing activities	(99)	1,780
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	179	(167)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,765)	9,171
CASH AND CASH EQUIVALENTS—Beginning of period	101,258	40,200
CASH AND CASH EQUIVALENTS—End of period	$81,493	$49,371